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                                                                    Exhibit 99.1

                                                                Maxcor Financial

FOR IMMEDIATE RELEASE

Contact:
Maxcor Financial Group Inc.
Two World Trade Center, 84th Floor
New York, NY  10048

(212) 748-7000, Roger Schwed (Investor Relations)

        Wexford to succeed Daiwa as Euro Brokers' primary clearing agent for emerging market debt securities

         New York, New York, June 30, 1999 - Maxcor Financial Group Inc. today announced that the Euro Brokers division of its U.S. broker-dealer subsidiary, Maxcor Financial Inc., has concluded an agreement with Wexford Clearing Services, the clearing arm of Prudential Securities, for Wexford to serve as the primary clearing agent for Euro Brokers' brokerage of emerging market debt securities.

         Pursuant to the agreement, Wexford will provide clearing services, as principal and on a fully-disclosed basis, to Euro Brokers (including its London-based affiliates). Daiwa Securities America currently provides these services to Euro Brokers, but has announced plans to exit the correspondent clearing business. Wexford is also hiring a significant portion of the correspondent clearing staff of Daiwa and purchasing Daiwa's proprietary middleware application for accepting trade information. The formal transition from Daiwa to Wexford is expected to take place in September of this year.

         "We are very pleased by this arrangement," Maxcor Financial Group's chairman and chief executive officer, Gilbert D. Scharf, said. "Because Wexford is picking up the key clearing staff and software applications from Daiwa, we expect the transition to be seamless both for ourselves and our customers. We also take comfort in knowing that Wexford has the full backing and support of its parent, Prudential Securities."

         Thomas Dillon, formerly executive vice president of correspondent services at Daiwa, and who will continue as an executive vice president at Wexford, commented that "Euro Brokers is, and has been, our number one customer in emerging market debt securities, and we are delighted that we will be able to continue and enhance that relationship at Wexford."

         Implementation of the agreement remains subject to the approval of Wexford's and Euro Brokers' respective designated regulators, the New York Stock Exchange, Inc. and NASD Regulation, Inc. Other terms of the agreement were not announced.

         Maxcor Financial Group Inc., through its various Euro Brokers entities, is a leading domestic and international inter-dealer brokerage firm specializing in emerging market products, cash deposits and other money market instruments, interest rate and currency derivatives, energy products (including natural gas,



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electricity, physical emissions and weather) and other fixed income securities
(including repurchase agreements). Maxcor Financial Inc. is the Company's U.S. registered broker-dealer subsidiary which, in addition to the inter-dealer brokerage activities of its Euro Brokers division, engages in investment banking and related activities. Maxcor Financial Asset Management Inc. is the Company's SEC registered investment adviser subsidiary, conducting securities lending and other asset management businesses. The Company employs approximately 625 persons and maintains principal offices in New York, Stamford, London, Tokyo, Geneva, Toronto and Mexico City. The Company's common stock is traded on the Nasdaq National Market under the symbol "MAXF".



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